Exhibit 99.1

LightSolver Secures Paid Collaboration with the Israel Ministry of Defense for the Development of Photonic Computing Technology

The Israel Ministry of Defense Engagement Strengthens LightSolver’s Position in the Emerging Photonic Computing Market for Defense Applications, Estimated at Up to $5 Billion Annually

REHOVOT, Israel, October 29, 2026 - CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that its subsidiary LightSolver Ltd. (“LightSolver”), a pioneer of pure photonic computing and developer of the Laser Processing Unit (LPU)™, has signed an agreement with the Directorate of Defense Research & Development (DDR&D) within the Israel Ministry of Defense for the development and delivery of an LPU. The agreement follows earlier successful proof-of-concept work with DDR&D and marks the transition to a multi-year framework engagement focused on advanced, compute-intensive applications.

The engagement with the DDR&D adds a major government defense customer to LightSolver’s base of paid programs and places the LPU in a demanding, real-world environment where it can be applied across complex computing workloads. The program broadens the range of applications being developed on the LPU and strengthens the technology’s path toward wider deployment across defense and other compute-intensive markets.

“Advanced computing capabilities are increasingly important across a wide range of defense and technology applications,” said the Head of Emerging Technologies Branch at the DDR&D. “LightSolver’s photonic computing architecture offers a fundamentally different approach to addressing demanding computational challenges. We see this collaboration as an important opportunity to advance emerging computing technologies and reinforce Israel’s technological leadership on the global stage.”

“We are proud of being chosen by the Israel Ministry of Defense to assist in solving advanced-computing problems it is evaluating,” said Dr. Ruti Ben Shlomi, Co-Founder and CEO of LightSolver. “This engagement, together with our existing multi-year engineering program with Boeing, reflects our progress in converting successful technical validation into paid customer programs. We believe the capabilities being developed through these programs can address similar high-value computing needs across the broader defense market, including in the United States and other allied countries.”

While LightSolver continues to address a diverse range of commercial and industrial computing markets, the defense sector represents a high-value growth driver. LightSolver’s specific Total Addressable Market (TAM) within this sector is estimated at up to $5 billion annually globally, with approximately 15% CAGR.1 LightSolver’s LPU is designed to meet this growing demand by solving complex, high-dimensional mathematical workloads, with the potential to deliver significantly faster time-to-solution and lower power consumption compared with conventional GPU-based architectures.

As compute demand continues to rise, conventional architectures face growing performance bottlenecks at the chip level, while data-center expansion is increasingly constrained by power availability, with cooling, capacity and capital requirements adding further pressure. LightSolver addresses these constraints with a fundamentally different full-stack photonic architecture built around a closed-loop, all-optical compute core that maps computational problems onto the physical dynamics of interacting lasers, keeping the iterative compute loop in the optical domain.

Under the framework agreement, LightSolver has secured an initial order covering the first 12 months of the engagement. The agreement was formally signed by senior representatives of the Israel Ministry of Defense. The agreement establishes the framework for the development and evaluation of advanced photonic computing technology, with provisions governing intellectual property and technology usage rights.

1 Hyperion Research 2025

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser-based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, CollPlant remains a leader in regenerative medicine, pioneering plant-derived recombinant human collagen technologies for 3D bioprinting of tissues and organs and medical aesthetics. For more information, visit www.CollPlant.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the DDR&D order, including its expected value, scope and duration and the funding of future phases; LightSolver’s estimated total addressable market in the defense sector; the potential performance and applications of LightSolver’s LPU technology; the development and commercialization of the LPU; and the future prospects, business plans and growth strategies of CollPlant and LightSolver. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments, and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the risk that DDR&D does not fund future phases of the program, or that the program is delayed, reduced or terminated; risks associated with government and defense customers, including budget and approval processes; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact Information:

CollPlant
Eran Rotem
Deputy CEO & CFO
eran@collplant.com
+972.73.232.5600

LightSolver Ltd.
Dr. Ruti Ben Shlomi
Co-Founder & CEO
ruti@lightsolver.com